Mail Stop 4561

March 23, 2009

Mr. Robert Greifeld
Chief Executive Officer
The NASDAQ OMX Group, Inc.
One Liberty Plaza
New York, NY 10006

>   **Re: The NASDAQ OMX Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 0-32651**

Dear Mr. Greifeld:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Consolidated Balance Sheets, page F-3

1.   We note your presentation of cash and cash equivalents as of December 31, 2008 includes $230.8 million in restricted cash. In future filings, please separately present restricted cash on the face of the balance sheet or tell us why you believe this is not necessary. In addition, restricted cash should not be included in the total cash and cash equivalents amount on the statement of cash flows but the inflows and outflows should be presented as an operating, investing, or financing activity depending on the purpose for which the restricted cash balance is maintained. See Rule 5-02.1 of Regulation S-X and paragraphs 15 through 21 of SFAS No. 95.

Consolidated Statements of Income, page F-4

2.   In light of the materiality of your debt obligations and of individual components included in other income (expense), net, as well as the requirements of Rule 5-03 of Regulation S-X, please reflect non-operating income, interest expense, and non-operating expenses separately on the face of the income statement in future filings.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief